March 5, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, DC 20549-8626

Attn:	Mr. Chad Eskildsen
Staff Accountant

Re: Comments to ICON Fund Reporting documents, Investment Company Act File No. 811-7883

Dear Mr. Eskildsen:

On February 2, 2015, you, on behalf of the Staff, provided comments on various reports filed by the ICON Funds pursuant to the Investment Company Act of 1940 (the “Company Act”). For your convenience we will recite the comments and address how we intend to change our reports going forward to address the Staff comments.

Below is a summary of the Staff Comments, along with our proposed resolutions.

1.	Staff Comment – The ICON Europe Fund Liquidated in August 2014. ICON filed the ICON Europe Fund’s final NSAR on September 30, 2014. Please mark the EDGAR filing Inactive.

ICON Response: We have complied. The ICON Europe Fund has been marked Inactive in EDGAR.

2.	Staff Comment – Form N-Q filings – Please disclosure all the tax basis information. See S-X 12-12 Footnote 8.

ICON Response: Commencing with the December 31, 2014 N-Q filing, ICON added the information required by Rule S-X, specifically: Cost, Unrealized Appreciation, Unrealized (Depreciation) and Net Appreciation/ (Depreciation).

3.	Staff Comment – Prospectus – Schedule of Investment please add Sub-Categories to International Funds, Equity Income, Icon, Long/Short, Opportunities and Risk Managed Funds – See S-X 12-12 Footnote 2.

Securities and Exchange Commission

March 5, 2015

ICON Response: Commencing with the filing of ICON’s next semi-Annual Report, the ICON Funds will include sub-categories and sectors, in the actual table. On the ICON Sector Funds, the ICON Funds will include the industry to the tables.

The Registrant is aware of its obligations under the U. S. Federal Securities Laws of the United States and acknowledges that:

•	The ICON Funds, not the Staff, are responsible for the adequacy and accuracy of the disclosure in our reports filed with the Commission;

•	Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, does not relieve the ICON Funds of our responsibility for disclosure; and

•	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

If you have any questions, comments or desire further information, contact me, at (303) 328-9207, or the Treasurer to the Trust, Carrie Schoffman at (303) 329-9260, at any time.

Sincerely,

/s/ Donald Salcito

Donald Salcito, Esq., Secretary of the Trust